UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2026

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

c/o Meitar Law Offices Abba Hillel Silver Rd.,

Ramat Gan, 5250608

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Galmed Pharmaceuticals Ltd. (the “Company”) is filing this Amendment No. 1 on Form 6-K/A (this “Amendment”) to amend its Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on July 22, 2026 (the “Original Report”), which announced the Company’s Annual General Meeting of Shareholders (the “Meeting”). This Amendment is being furnished for the purpose of furnishing a copy of the Amended Compensation Policy for Company (the “Policy”) as Annex A to the Amended Proxy Statement for the Annual Meeting attached as Exhibit 99.1 to the Original Report, which was inadvertently not previously attached as an annex to such original Proxy Statement.

The Policy is adopted pursuant to the requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”), and serves as a framework for the Company’s compensation arrangements. Compensation arrangements based on the Policy are subject to approval by the Company’s Remuneration Committee and Board of Directors and, in the case of directors and the Chief Executive Officer, also by the general meeting of shareholders.

The Meeting, which was originally scheduled to be held on Wednesday, August 26, 2026 at 4:00 p.m. at the offices of Meitar | Law Offices, legal counsel to the Company at 16 Abba Hillel Silver Rd., Ramat Gan, 5250608, Israel, has been postponed and is now scheduled to be held on September 2, 2026. The Meeting location has not changed and will continue to be held at the offices of Meitar | Law Offices, legal counsel to the Company at 16 Abba Hillel Silver Rd., Ramat Gan, 5250608, Israel. The record date for the Meeting remains the close of business on July 27, 2026, and no changes have been made to the proposals to be considered at the Meeting or to the recommendations of the Company’s board of directors with respect to such proposals.

The Company has decided to postpone the Meeting to provide its shareholders eligible to vote at the Meeting (“Shareholders”) with additional time to consider the proposals to be considered at the Meeting as detailed in the Proxy Statement and to allow Shareholders additional time to submit their proxies.

The deadline for submitting votes for the postponed Meeting has been extended. A proxy will be effective only if it is received at the Company’s offices no later than September 1, 2026 on 23:59 (Israel time).

Shareholders who have already voted their shares in accordance with the instructions detailed in the original Proxy Statement do not need to take any action as a result of the postponement and their proxies will remain valid and will be voted at the postponed Meeting unless properly revoked. Shareholders who have not yet voted or who wish to change their vote are strongly encouraged to do so as soon as possible in the manner described in the Amended Proxy Statement.

A copy of the Amended Notice of the Annual General Meeting of Shareholders and Amended Proxy Statement and the Amended Proxy Card are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

This Form 6-K/A is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration Nos. 333-206292, 333-227441, 333-284163 and 333-290399) and the Company’s Registration Statement on Form F-3 (Registration Nos. 333-272722 and 333-283241).

Exhibit Index

Exhibit No.	Description

99.1	Amended Notice of the Annual General Meeting of Shareholders and Amended Proxy Statement

99.2	Amended Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: August 19, 2026	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer